FundX Investment Trust
101 Montgomery Street, Suite 2400
San Francisco, CA 94104-3008

July 7, 2021

VIA EDGAR TRANSMISSION

Mr. Ryan Sutcliffe
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:     FundX Investment Trust (the “Trust”)
SEC File Number: 333-194652

Dear Mr. Sutcliffe:

This correspondence is being filed in response to your July 1, 2021 oral comments, provided to Scott Resnick, regarding the Trust’s Preliminary Proxy Statement filed on Form PRE‑14A on June 25, 2021 (the “PRE‑14”). The PRE‑14 was filed pursuant to Rule14a‑6(a) of Regulation 14A under the Securities Exchange Act of 1934 for the purpose of soliciting shareholder approval of a new investment advisory agreement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

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The Trust’s responses to your comments are as follows:

1.The Staff notes that the Fund Shareholder Letter, as well as other introductory pages, includes the “FundX Investment Group, LLC” logo as a header, which may cause confusion as to who is soliciting. Please consider removing the adviser header, or make less prominent to not cause undo confusion as to who is soliciting the proxy.

The Trust has removed reference to FundX Investment Group, LLC in all headers.

2.Please fill in all Blanks, brackets and otherwise missing information throughout, with as much information as possible.

The Trust responds by confirming that all applicable information will be included in the definitive form of the filing of the proxy statement.

3.With respect to the shareholder letter, in addition to completing the date of the shareholder meeting, please also include the location and any other relevant instructions for attending the meeting in person.

The Trust responds by confirming that all applicable meeting information has been updated and will be included in the definitive form of the filing of the proxy statement.

4.With respect to the last paragraph of the shareholder letter that states, “Please know that we are monitoring the situation and may determine to institute alternative arrangements such as postponing the Meeting or providing access to the Meeting via remote communication,” please confirm supplementally that the Trust has reviewed applicable state law and the Trust’s governing documents and determined that a remote meeting is permitted. Additionally, if a determination is made to convert to a remote/virtual meeting, please provide disclosure, as you see fit, how the Trust intends to inform the market or shareholders.

The Trust responds by confirming that it has reviewed applicable state law and that Trust organizational documents allow for a virtual meeting. The Trust respectfully notes that the disclosure regarding the potential of a virtual meeting is appropriate as currently stated but has determined that a public filing and mailing of amended materials will accompany any change in meeting location or venue.

5.With respect to the penultimate question on page Q&A 3 that asks, “Who is paying for this proxy mailing?” please disclose whether this expense is subject to reimbursement under the the expense cap and recoupment arrangement to which the Current Adviser is bound.

The Trust responds by confirming that the expenses associated with the proxy solicitation are not eligible for recoupment by either the Current Adviser or Adviser and the appropriate disclosure has been added to this Q&A.

6.On page Q&A 4, “How do I vote my shares?” please consider including the meeting location address, as well as any additional specific meeting information under the In Person response.

The Trust has added additional information regarding the meeting location to this Q&A.

7.With resepect to the question on page Q&A 5, “How can a quorum be established?” The staff notes that the answer includes the following sentence “Proxies returned for shares that represent broker non-votes, and shares whose proxies reflect an abstention on the Proposals, are all counted as shares present and entitled to vote for purposes of determining whether the required quorum of shares exists.” The Staff notes that NYSE Rule 452 does not allow brokers to have discretionary authority to vote on this advisory agreement proposal because it is a non-routine matter; the Staff also notes that Rule 452 extends to the establishment of a quorum. Please remove this language.

The Trust has removed all references to broker non-votes.

8.With respect to the question on page Q&A 5, “What will happen if there are not enough votes to approve the any or all of the Proposals?” please make more clear in the disclosure that there must be a majority vote to adjourn the meeting.
The Trust Responds by editing the disclosure as suggested.

9.With respect to the statement on page 3 of the Proxy Statement, “The Transaction is contingent upon shareholders of the funds approving and clients of the Current Advisor's separately managed accounts consenting to, jointly and separately, a new investment advisory agreement and/or separate account agreement, as applicable,” please explain the impact on the transaction, if any, of the shareholders of any Separately Managed Account not consenting to the new separate account agreement.

The Trust has updated the disclosure regarding the impact of any of the Funds or separately management accounts not approving or consenting to the transaction.

10.Pursuant to Item 22(c)(5), please name each officer or director of the fund who is an officer, employee, director, general partner, or shareholder of the investment adviser. Specifically, the Staff notes that on the bottom of page 5 of the Proxy Statement, under the section, “Executive Officers and Directors of the Current Advisor,” William McDonnell, Trust Secretary, should be added with his role at the adviser.

The Trust Responds by adding William McDonnell’s information to the table.

11.Pursuant to Item 22(c)(6), please briefly describe and state the approximate amount of any material interest of any director of the Funds with respect to the proposed transaction. The Staff notes that Janet Brown will qualify for the disclosure of information under Item 22(c)(6).

The Trust has added disclosure regarding Ms. Brown’s approximate interest pursuant to the Transaction.

12.With respect to Considerations of the Board of Trustees on page 6, please provide applicable information, if any, pursuant to Item 22(c)(10).

The Trust supplementally notes that One Capital Management is not an investment adviser or investment sub-adviser to any U.S. registered investment products but serves as a sub-adivser to Canadian ETFs.

13.With respect to the second the second bullet point on page 7, “Noting that the fees under the Proposed Agreement are the same as the fees under the Current Agreement, the Board considered its comprehensive review of the cost of the Current Advisor’s services, and the structure and level of advisory fees payable by the Funds, including a comparison of those fees to fees charged by a peer group of funds. The Board also reviewed comprehensive comparative fee information prepared by Broadridge.” please add, if applicable, what the comprehensive analysis revealed? The Staff notes that the previous bullet includes a discussion of peer groups.

The Trust has added disclosure noting the Board’s review of the Funds’ fees against their peer medians/averages.

14.With respect to Item 22(c)(11), please discuss any benefits to the Funds, such as soft dollars, that the the Board considered would occur as a result of the transaction.

The Trust supplementally notes that the Current Adviser and the Adviser currently do not receive any such benefits and do not intend to receive such benefits upon the consummation of the transaction.

15.With respect to the section on page 10 of the Proxy Statement titled “Method and Cost of Proxy Solicitation,” please disclose the material terms of the proxy solicitation contract and anticipated costs pursuant to Item 4.

The Trust has added the requested expenses with related to the proxy solicitation.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Scott Resnick at (626) 914-7372.

Sincerely,

/s/ Jeff Smith

Jeff Smith
President, FundX Investment Trust

cc: Steven G. Cravath, Practus, LLP